Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. N e w s R e l e a s e

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Laurie Stanley (1) 925.224.8762 laurie@wiredislandpr.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED NAMES DR. LIANG CHOO HSIA AS SVP TECHNOLOGY DEVELOPMENT

SINGAPORE – May 30, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced the appointment of Dr. Liang Choo “LC” Hsia as senior vice president of technology development. Dr.Hsia joined Chartered in 2000 as vice president for advanced module development and has been leading Chartered’s joint development efforts with IBM at 90 nanometer (nm) as well as 65nm development with IBM, Infineon and Samsung.

In his new role, Dr. Hsia will report directly to the president & CEO and oversee Chartered’s technology development organization and direct Chartered’s efforts toward technology leadership in the foundry industry.

“Dr. Hsia’s appointment to this critical role recognizes the commitment he has demonstrated and his leadership role in the joint technology development efforts, supporting the acceleration of our technology development and furthering our position as a top-tier foundry,” said Chia Song Hwee, president and CEO of Chartered

Dr. Hsia draws on a strong background in semiconductor technology with nearly 25 years of experience. He joined Chartered after serving for three years as director of technology development of United Microelectronics Corporation in Taiwan. Prior to that, he spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia, who received his Ph.D. in physics from Ohio State University, has been awarded 25 US patents with 16 more pending, and his work has been featured in more than 80 technical publications.

Dr. Shi-Chung “SC” Sun, who was previously holding this position, has decided to leave the company to pursue other interests. “We thank Dr. Sun for his contributions to Chartered and wish him all success in future endeavors,” concluded Chia.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at http://www.charteredsemi.com.